LUNA GOLD CORP.
777 Dunsmuir Street
Suite 1600
Vancouver, British Columbia
Canada V7Y 1K4

July 28, 2004

United States
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   Luna Gold Corp.
        Form SB-2 Registration Statement
        Registration No. 333-41516
        Post Effective Amendment

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Luna Gold Corp. (the "Company") hereby requests that its Post-Effective Amendment to its Form SB-2 Registration Statement filed with the SEC on July 20, 2004, be withdrawn.

The Post-Effective Amendment is being withdrawn for the reason that the Post-Effective Amendment sought to register additional securities which were not contained in the original Form SB-2 beyond the limitations set forth in Rule 462(b)(3) of the Securities Act of 1933.

The Company confirms that no securities have been issued or sold pursuant to the Post-Effective Amendment.

Yours truly,

LUNA GOLD CORP.

BY:   /s/ Tim Searcy
Tim Searcy, President and Principal Executive Officer

ts:jtl

cc: Conrad C. Lysiak